August 28, 2006

Via U.S. Mail

Kathleen L. Quirk
Vice President and Treasurer
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana  70112

RE: 	Freeport-McMoRan Copper & Gold Inc.
	Response to comment letter dated August 25, 2006 in response to comments issued on August 22, 2006
	File No. 005-41332

Dear Ms. Quirk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules 13E-3 and TO

Item 3:  Identity and Background of Filing Person
1. We note your response to prior comment 3 and your indication that
"you incorporated the information regarding [y]our directors and executive officers required to be disclosed...by reference to [y]our definitive proxy statement on Schedule 14A, which was previously electronically filed with the Commission on March 22, 2006, via EDGAR." You refer to the portion of Instruction F that indicates that a copy of a document incorporated by reference must be submitted, unless previously filed, however, our prior comment is not asking you to submit the filing. We are asking that you list the
Schedule 14A (and any other previously-filed document that you would like to incorporate by reference) as an exhibit to the filing, which will enable you to incorporate it by reference pursuant to the terms of Instruction F. You may indicate on the exhibit list that it has been previously filed. Please revise your Schedule 13E-3 accordingly.

Offering Circular
Summary
2. We note your response to prior comment 5 and we are considering
your response.    In order for us to evaluate further your
response,
please elaborate upon your indication that the Note holders initiated contact with you. Please explain how and why, if you know, contact was initiated with you so that we may consider this aspect of your response. Also, in response to comment 13, you indicate that, in June 2005, "[y]our board of directors authorized [y]our senior management team...to pursue transactions to induce conversions of the
Notes." This disclosure would seem to indicate that you contemplated approaching Note holders to induce conversion, which would appear to be contrary to your indication that Note holders initiated contact with you. Please clarify. Finally, please also elaborate upon why we should consider the price of your Common Stock of a year ago as compared to current prices relevant to our consideration of your response.
3. We note your response to prior comment 6 and are reviewing the materials you provided.
Special Factors
	Background of and Reasons for the offer
4. We note your response to prior comment 13 and the expanded disclosure you have proposed. As previously requested, please also expand your disclosure under "Determination of Conversion Premium" to provide a discussion of the methodologies that you discussed with your financial advisor, providing quantified disclosure if possible.

	Determination of Conversion Premium
5. We note your responses to prior comments 16 and 17 and the expanded disclosure you have provided. Please revise to elaborate upon how your consideration of the recent trading prices of the Notes and your Common Stock, the remaining interest payments on the Notes and the potential future dividends on the Common Stock into which the
Notes would be converted assisted you in arriving at the Conversion
Premium. Be specific and provide quantifiable information, if possible. For example, what is the present value of the future dividends of the common stock? What amount of the Conversion Premium reflects an additional cash incentive? Your example refers to a "remaining value" of $58 per $1,000 in principal of each Note, if using the August 2, 2006 last sale price of the Notes; is this the amount you utilized in arriving at the Conversion Premium? If not, advise holders as to the amount that you considered.

	Fairness of the Offer
6. We note your response to prior comment 18. Please revise to elaborate briefly upon why you believe that a report, opinion or appraisal from a financial advisor is not warranted for this type of transaction.
7. We note your response to prior comment 20.  Specifically, we note
your indication that you did not take into account going concern value, liquidation value, or book value, in all cases because no sale of the company is contemplated.  The factors listed in Instruction
2
to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be analyzed against the consideration you are offering regardless of whether a sale is contemplated, if only to ensure the fairness of the transaction consideration. Please revise to address why these factors were not considered.

The Offer

	Conditions to the Offer
8. We note your response to prior comment 29 and the expanded disclosure you have provided. The condition you proposed to add, however, continues to be overly broad in that it refers to "any other events" that are not otherwise articulated in the conditions mentioned above. Please revise to articulate clearly the circumstances under which you intend to be able to terminate the offer or revise to remove this clause.

Material United States Federal Income Tax Considerations
9. We note your response to prior comment 31. We continue to object to the disclaimer referring to IRS Circular 230. While we do not disagree with you that the discussion is not intended to be a tax "opinion," we do not believe the legend is necessary and inappropriately advises holders that they may not rely upon the disclosure. Please remove this disclaimer or tell us why you believe it is necessary.


Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (504) 582-4250:

Douglas N. Currault II, Esq.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
Freeport-McMoRan Copper & Gold Inc.
August 28, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE